Tilson Focus Fund

                       Statement of Assets and Liabilities
                                January 18, 2005

Assets:
Cash                                                           $     100,000.00
________________________________________________________       ________________
          Total Assets                                         $     100,000.00
________________________________________________________
Liabilities:                                                   $              -
________________________________________________________       ________________
Net Assets for 10,000 shares outstanding                       $     100,000.00
________________________________________________________       ================
Net Assets Consist of:
________________________________________________________
Paid in Capital                                                $     100,000.00
________________________________________________________       ================
Net Asset Value, Offering Price and Redemption Proceeds Per Share:
________________________________________________________
$100,000 / 10,000 shares outstanding                           $          10.00
________________________________________________________       ================


Notes:

(1) The Tilson Focus Fund, a mutual fund (the "Fund"), is a non-diversified series of the Tilson Investment Trust (the "Trust"), an open-ended management investment company. The Trust was established as a Delaware statutory trust under an Agreement and Declaration of Trust on April 23, 2004 and is registered under the Investment Company Act of 1940, as amended. The Fund has had no operations since that date other than those relating to organizational matters, including the issuance of 10,000 shares at $10.00 per share. The Fund's investment advisor has paid all organizational costs.


(2) Reference is made to the management of the Fund (on page 24), administration of the Fund (on page 26) and tax information (on page 17) in the Statement of Additional Information for descriptions of the investment advisory fee, administrative and other services and federal tax aspects of the Fund.


(3) Certain Officers and Trustees of the Trust are Officers and Directors or Trustees of the Fund's investment advisor and the Fund's administrator.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Shareholders and Board of Trustees of Tilson Investment Trust
Rocky Mount, North Carolina


We have audited the accompanying statement of assets and liabilities of Tilson Focus Fund, (a series of Tilson Investment Trust) as of January 18, 2005. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of assets and liabilities presents fairly, in all material respects, the financial position of the Tilson Focus Fund as of January 18, 2005, in conformity with accounting principles generally accepted in the United States of America.



                                         /s/ BRIGGS, BUNTING & DOUGHERTY, LLP

                                         BRIGGS, BUNTING & DOUGHERTY, LLP



Philadelphia, Pennsylvania
January 20, 2005